

Montemayor Britton Bender PC

CERTIFIED PUBLIC ACCOUNTANTS

KARISHA PBC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
AND
FINANCIAL STATEMENTS

31 DECEMBER 2021



Montemayor Britton Bender PC
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Karisha PBC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Karisha PBC, which comprise the consolidated balance sheet as of 31 December 2021, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquires of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Karisha PBC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

2110 BOCA RATON DRIVE
BUILDING B, SUITE 102
AUSTIN, TEXAS 78747
PHONE: 512.442.0380
FAX: 512.442.0817
www.montemayor.team



Supplementary Information

The supplementary information included in the consolidating balance sheet and consolidating income statement is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Montemayor Britton Bender PC

30 March 2022
Austin, Texas

KARISHA PBC

CONSOLIDATED BALANCE SHEET

31 DECEMBER 2021

ASSETS

Cash	$843,295
Accounts receivable from Austin Health Commons, an organization with common ownership	43,855
Fixed assets	1,834,990
	$2,722,140

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$6,890
Amounts due to related parties	214,564
Accrued interest	12,494
Loans payable	1,500,000
	1,733,948
STOCKHOLDERS' EQUITY	988,192
	$2,722,140

KARISHA PBC

CONSOLIDATED INCOME STATEMENT

YEAR ENDED 31 DECEMBER 2021

REVENUE

Forgiveness of Paycheck Protection Program loan	$16,445
Contributions	1,880
Other	343
	18,668

EXPENSES

Payroll	146,379
Legal and professional services	56,969
Advertising and marketing	53,272
Fundraising	38,000
Interest	12,494
Other	11,907
	319,021

NET INCOME ($300,353)

KARISHA PBC

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED 31 DECEMBER 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	($300,353)
Forgiveness of Paycheck Protection Program loan	(16,444)
Change in accounts receivable from Austin Health Commons, an organization with common ownership	(2,537)
Change in other current assets	8,288
Change in accrued payroll	(2,553)
Change in accrued interest	12,494
Change in accounts payable	(21,676)
	(322,781)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of fixed assets	(239,835)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from common stock issuance	40,025
NET CHANGE IN CASH	(522,591)
BEGINNING CASH	1,365,886
ENDING CASH	$843,295
CASH PAID FOR INTEREST	$0

KARISHA PBC

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED 31 DECEMBER 2021

	Common Stock Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at 31 December 2020, as previously reported	129,315	$1,293	$1,541,697	($311,820)	$1,231,170
Prior period adjustment	0	0	0	17,350	17,350
Balance at 31 December 2020, as restated	129,315	1,293	1,541,697	(294,470)	1,248,520
Common stock shares issued	909	9	40,016	0	40,025
Net loss	0	0	0	(300,353)	(300,353)
Balance at 31 December 2021	130,224	$1,302	$1,581,713	($594,823)	$988,192

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:   ORGANIZATION

Karisha PBC (Karisha) is a public benefit corporation formed under the laws of the State of Texas in April 2015, and is located in Austin, Texas. Karisha promotes a new model of health care, which integrates traditional western medicine with Eastern and holistic healing practices to achieve optimal health and healing in the way that works best for patients. Karisha offers pediatric, internal medicine, gynecological, obstetric (prenatal), and acute care services. Karisha has not started its principal operations and no service revenues will be generated until 2022.

In 2019 Karisha purchased 100% of 5100 Springdale, LLC membership interest. As 100% owner, the financial statements are consolidated, herein referred to as Karisha, and inter-company balances have been eliminated in the consolidation. The accompanying consolidated financial statements report all activity.

In March 2022 Karisha Care, a certified nonprofit health organization, was created. Karisha PBC is the sole member of this organization. Karisha Care was created to deliver health care services to the public, carry out scientific and medical research in the public interest, and engage in instructing the general public in the areas of medical science, public health and hygiene and related instruction useful to the individual and beneficial to the community.

Karisha's activities are subject to significant risks and uncertainties, including failing to establish financial stability in order to begin offering its services.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Karisha uses the accrual basis of accounting to prepare financial statements. Contributions are recorded when received. Expenses are recorded when incurred regardless of when paid.

ESTIMATES

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management must make estimates based on future events that affect the reported amounts of assets and liabilities. Actual results could differ from these estimates.

INCOME TAXES

Under the provisions of the Internal Revenue Code, Karisha is a C corporation subject to federal and state tax laws, including franchise tax laws. For federal income tax purposes, a C corporation is recognized as a separate taxpaying entity. The profit of a corporation is taxed to the corporation when earned, and then is taxed to the shareholders when distributed as dividends.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SUBSEQUENT EVENTS

Karisha has evaluated subsequent events as of the date of the independent accountant's review report, the date the financial statements were available to be issued.

FIXED ASSETS

Fixed assets are stated at cost. Expenditures for maintenance and repairs are recognized as expense when incurred while renewals and betterments are capitalized. Depreciation is computed using the straight-line method based on the estimated useful lives of the respective assets.

NOTE 3: AMOUNTS DUE TO RELATED PARTIES

At 31 December 2021, amounts were advanced to Karisha from the President and CEO. These amounts accrue interest at 2.13% per annum and are scheduled to mature 31 December 2027. The advance is unsecured.	$164,564
At 31 December 2021, amounts were advanced to Karisha from a relative of the President and CEO. These amounts accrue interest at 2.13% per annum and are scheduled to mature 31 December 2027. The advance is unsecured.	50,000
	$214,564
Accrued interest on the amounts due to related parties	$12,494

NOTE 4: CONCENTRATION

As of 31 December 2021, Karisha had cash balances of $480,247 in excess of FDIC coverage.

NOTE 5: FIXED ASSETS

Land	$1,000,010
Construction in progress, includes interest capitalized of $67,500	834,980
	$1,834,990

NOTE 6: **LOANS PAYABLE**

Karisha received a $16,445 loan from the Small Business Administration as part of the *Coronavirus Aid, Relief and Economic Security Act's* Paycheck Protection Plan. The loan is unsecured, nonrecourse, accrues interest at one percent per annum. Under the terms of the loan, a portion or all of the loan is forgivable to the extent that the loan proceeds are used to fund qualifying payroll, rent, and utilities during a designated period determined by the Small Business Administration. This loan was fully forgiven during the year.

On 29 January 2020, Karisha entered into a $1,500,000 loan agreement with Prestamos Sub-CDE 9, LLC. The loan bears a 4.50% interest rate, interest only payments are due in quarterly installments of $16,875. Interest only payments are due on the first day of each March, June, September, and December beginning on the date of the loan through maturity on 24 September 2026. Karisha shall not prepay or make any advanced payments without prior consent and loan is due in full upon maturity.

NOTE 7: **CONTRACT COMMITMENT**

On 8 June 2020, Karisha entered into a contract with a construction company to manage a construction project. The total contract commitment, at 31 December 2021, is approximately $18,000 for preconstruction phase and 2% of the cost of work for the construction phase. The cost of work is estimated to be $6,672,358.

On 21 July 2020, Karisha entered into a contract with an architect to design a new medical facility for Karisha. The total contract amount is $184,310 to design the project. The remaining commitment at 31 December 2021 is $5,862.

NOTE 8: **DEFERRED INCOME TAXES**

Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The only component of Karisha's deferred taxes is an asset which is the result of the capitalization of organization costs and start up costs on the IRS Form 1120, as opposed to these costs being expensed as incurred for financial reporting under generally accepted accounting principles.

Deferred tax assets:

Organizational and start up costs	$24,937
Net operating loss carry forward	110,884
Less: Valuation allowance	(135,821)
	$0

NOTE 9: NET OPERATING LOSS CARRYFORWARD

For Federal income tax purposes Karisha generated a net operating loss of $300,353 for 2021. Therefore, there is no income tax expense for the year. There was no carryback period, and the carryforward period is indefinite.

Realization of the deferred tax asset is dependent on generating sufficient taxable income to utilize the carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will not be realized. In recognition of this risk, a valuation allowance of $110,884 on has been recognized the deferred tax assets related to the net operating loss carryforward.

NOL carryforward at 31 December 2020	$227,666
Utilized during the year ended 31 December 2021	0
Loss for the year ended 31 December 2021	300,353
Net Operating Loss Carryforward to 2022	$528,019

NOTE 10: PRIOR PERIOD ADJUSTMENT

At 31 December 2020, stockholders' equity was understated by $17,350, resulting from overstated debt balances. As a result, net income for the year ended 31 December 2020 was understated by $17,350. A prior period adjustment has been recorded to correct beginning stockholders' equity.

KARISHA PBC

CONSOLIDATING BALANCE SHEET

31 DECEMBER 2021

	Karisha PBC	Springdale LLC	Total	Eliminating Entries	Consolidated
ASSETS					
Cash	$76,528	$766,767	$843,295		$843,295
Accounts receivable from Austin Health Commons, an organization with common ownership	43,855	0	43,855		43,855
Fixed assets	0	1,834,990	1,834,990		1,834,990
Investment in Springdale	1,106,276	0	1,106,276	(1,106,276)	0
	$1,226,659	$2,601,757	$3,828,416		$2,722,140
LIABILITIES					
Accounts payable	$6,765	$125	$6,890		$6,890
Amounts due to related parties	214,564	0	214,564		214,564
Accrued interest	12,494	0	12,494		12,494
Loans payable	0	1,500,000	1,500,000		1,500,000
	233,823	1,500,125	1,733,948		1,733,948
STOCKHOLDER'S EQUITY	992,836	1,101,632	2,094,468	(1,106,276)	988,192
	$1,226,659	$2,601,757	$3,828,416		$2,722,140

See independent auditor's report.

KARISHA PBC

CONSOLIDATING INCOME STATEMENT

31 DECEMBER 2021

	Karisha PBC	Springdale LLC	Total	Eliminating entries	Consolidated
REVENUE					
Administrative fees	$37,500	$0	$37,500	($37,500)	$0
Forgiveness of Paycheck Protection Program loan	16,445	0	16,445		16,445
Contributions	1,880	0	1,880		1,880
Other	223	120	343		343
	56,048	120	56,168		18,668
EXPENSES					
Payroll	183,879	0	183,879	(37,500)	146,379
Legal and professional services	53,568	3,401	56,969		56,969
Advertising and marketing	53,272	0	53,272		53,272
Fundraising	38,000	0	38,000		38,000
Interest	12,494	0	12,494		12,494
Other	10,460	1,447	11,907		11,907
	351,673	4,848	356,521		319,021
NET INCOME	($295,625)	($4,728)	($300,353)		($300,353)

See independent auditor’s report.